Exhibit 99.3

EXECUTION VERSION

9,000,000 Units

(Consisting of an Aggregate of 9,000,000 Common Shares, no par value per share, and
Warrants to Purchase 2,250,000 Shares of Common Stock)

and

1,350,000 Additional Common Shares

337,500 Additional Warrants

BALLARD POWER SYSTEMS, INC.

UNDERWRITING AGREEMENT

October 3, 2013

COWEN AND COMPANY, LLC

As Representative of the several Underwriters

c/o Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Dear Sirs:

1.             INTRODUCTION.

Ballard Power Systems Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the several Underwriters (defined below), pursuant to the terms and conditions of this Underwriting Agreement (this “Agreement”), an aggregate of 9,000,000 Units (the “Firm Units”). Each Firm Unit is comprised of (i) one common share, no par value per share (the “Common Shares”) of the Company (the “Firm Shares”) and (ii) 0.25 of a warrant, each whole warrant exercisable to purchase one Common Share (the “Firm Warrants”), in the form attached hereto as Exhibit A. The Company hereby confirms that the underwriters set forth in Schedule A hereto (the “Underwriters”) have acted as the Underwriters in accordance with the terms and conditions hereof. Cowen and Company, LLC (“Cowen”) is acting as the representative of the Underwriters and in such capacity is hereinafter referred to as the “Representative.”

The Company also proposes to issue and sell to the several Underwriters (i) 1,350,000 Common Shares (the “Additional Shares”) and (ii) 337,500 warrants, each warrant exercisable to purchase one Common Share (the “Additional Warrants” and, together with the Firm Warrants, the “Warrants”). The Additional Shares and the Additional Warrants are referred to herein as the “Additional Securities.” The Additional Securities together with the Firm Units are referred to herein as the Units. The Underwriters, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, shall have the option to purchase, severally and not jointly, such Additional Securities granted to the

Underwriters as set forth below and in Section 2 hereof.  The Common Shares underlying the Firm Warrants and the Additional Warrants are hereinafter referred to as the “Warrant Shares.” The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.”

The Underwriters may exercise their purchase right for Additional Securities in whole or from time to time in part by written notice from the Representative not later than thirty (30) days after the date of this Agreement.  Any exercise notice shall specify the aggregate number of Additional Securities as to which the option is being exercised and the date on which such Additional Securities are to be purchased.  Each purchase date must be at least two business days after the written notice is given and may not be earlier than the closing date for the Firm Units or later than ten business days after the date of such notice.  Additional Securities may be purchased hereby solely for the purpose of covering over-allotments made in connection with the offering of the Firm Units. Each day, if any, that Additional Securities are to be purchased is hereinafter referred to as an “Option Closing Date.” The Firm Units and the Additional Securities are hereinafter collectively referred to as the “Units.”

2.             DELIVERY AND PAYMENT.  On the basis of the representations, warranties and agreements of the Company herein contained, and subject to the terms and conditions set forth in this Agreement:

2.1          The Company agrees to issue and sell to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective number of Firm Units set forth opposite such Underwriter’s name in Schedule A hereto at a purchase price (the “Purchase Price”) of U.S. $1.309 per Firm Unit.  The Company has been advised by you that you propose to make a public offering of the Firm Units (together with any Additional Securities, the “Offering”) as soon after this Agreement has become effective as in your judgment is advisable.  The Company is further advised by you that the Firm Units are to be offered to the public initially at a price of U.S. $1.40 per Firm Unit.

2.2          Payment of the Purchase Price for, and delivery of, the Firm Units shall be made at the time and date of closing and delivery of the documents required to be delivered to the Underwriters pursuant to Sections 4 and 6 hereof shall be at 8:30 A.M., New York time, on October 9, 2013, or at such other time and date as the Representative and the Company determine pursuant to Rule 15c6-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Closing Date”), at the office of Dorsey & Whitney LLP, Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98101.  On the Closing Date, the Company shall deliver the Firm Units, which shall be registered in the name or names and shall be in such denominations as the Representative may request at least one (1) business day before the Closing Date, to the Underwriters, which delivery (a) with respect to the Firm Shares, shall be made through the facilities of the Depository Trust Company’s DWAC system, and (b) with respect to the Firm Warrants, shall be made by physical delivery, against delivery of the Purchase

Price by the Underwriters to the Company by wire transfer of immediately available funds.

2.3          If any Additional Securities are to be purchased, the number of Additional Securities to be purchased by each Underwriter shall be the number of Additional Securities which bears the same ratio to the aggregate number of Additional Securities being purchased as the number of Firm Units set forth opposite the name of such Underwriter in Schedule A hereto bears to the aggregate number of Firm Units being purchased from the Company by the several Underwriters, subject, however, to such adjustments to eliminate any fractional Units as the Representative in its sole discretion shall make. Payment of the Purchase Price for, and delivery of, any Additional Securities shall be made at the Option Closing Date or at such other time and date as the Representative and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act. If the Representative elects to exercise the Underwriters’ purchase right for the Additional Shares or Additional Warrants separately, each Additional Warrant shall be allocated a purchase price of $0.01.  The Company shall deliver the Additional Securities, which shall be registered in the name or names and shall be in such denominations as the Representative may request at least one (1) business day before the Option Closing Date, to the Underwriters, which delivery (a) with respect to the Additional Shares, shall be made through the facilities of the Depository Trust Company’s DWAC system, and (b) with respect to the Additional Warrants, shall be made by physical delivery, against delivery of the Purchase Price by the Underwriters to the Company by wire transfer of immediately available funds.  The Option Closing Date may be simultaneous with, but not earlier than, the Closing Date; and in the event that such time and date are simultaneous with the Closing Date, the term “Closing Date” shall refer to the time and date of delivery of the Firm Units and Additional Securities.

2.4          Prior to either of the Closing Date or the Option Closing Date, the Company shall not, without the prior written consent of the Representative, solicit or accept offers to purchase Common Shares or securities convertible into, exchangeable or exercisable for, Common Shares otherwise than through the Underwriters in accordance herewith, other than (i) the Company’s sale of the securities hereunder, (ii) the issuance by the Company of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares to a strategic investor or in connection with the establishment of a joint venture or similar strategic relationship by the Company, in each case on an arm’s-length basis with an unaffiliated third party, (iii)  the issuance of restricted share units, deferred share units or options to acquire Common Shares in a manner consistent with past practice pursuant to the Company’s Consolidated Share Option Plan effective as of June 2, 2009, Consolidated Share Distribution Plan effective as of June 2, 2009, Market Purchase RSU Plan, effective as of March 23, 2009 (such plans, together, the “Company’s Plans”) and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of restricted share units, deferred share units or options outstanding on the date hereof.

3.             REPRESENTATIONS AND WARRANTIES OF THE COMPANY.  The Company represents and warrants to the Underwriters, as of the date hereof, and agrees with the Underwriters that:

(a)           The Company has prepared and filed with the securities regulatory authorities (the “Canadian Commissions”) in each of the provinces and territories of Canada other than Quebec (the “Qualifying Jurisdictions”), in accordance with Multilateral Instrument 11-102 Passport System (“MI 11-102”) and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions, a preliminary short form base shelf prospectus dated April 5, 2012 (the “Canadian Preliminary Base Prospectus”)  and a final short form base shelf prospectus dated April 23, 2012 (the “Canadian Final Base Prospectus”) relating to the offering of up to an aggregate US$75,000,000 of Common Shares, the Company’s preferred shares, warrants to purchase Common Shares, units comprised of any combination of common shares and warrants, or any combination thereof. The British Columbia Securities Commission (the “Reviewing Authority”) has issued a receipt for each of the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus, which receipts evidence that receipts have been issued by the Ontario Securities Commission.  The Company has satisfied the conditions of MI 11-102 for the deemed issuance of a receipt by the other Canadian Commissions for each of the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus.  The term “Canadian Base Prospectus” means the Canadian Final Base Prospectus, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to all applicable securities in the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Commissions in the Qualifying Jurisdictions (collectively, the “Canadian Securities Laws”).  The Company has prepared the Canadian Base Prospectus pursuant to the Canadian Securities Laws, including National Instruments 44-101 Short Form Prospectus Distributions and 44-102 Shelf Distributions (the “Shelf Procedures”).

(b)           The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-180579)  registering the offering and sale of the Shares under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “U.S. Base Prospectus”). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below). Any preliminary prospectus supplement prepared and filed with the Canadian Commissions in accordance with the Shelf Procedures or any preliminary prospectus or prospectus prepared and filed with the Commission is hereafter called a “Preliminary Prospectus.”

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as hereinafter defined) is first sent or delivered to the Underwriters and two business days of the execution and delivery of this Agreement, with the Reviewing Authority, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) in connection with the Offering (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the Reviewing Authority, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and the U.S. Prospectus, as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the “Registration Statement.” The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein.  Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Canadian Commissions and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the Offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by the Canadian Prospectus Supplement, including, in each case, the documents incorporated by reference therein.  Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus, management information, circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report, material change report or other document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the expiry of the period of distribution of the Units that is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

(c)           The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities

Act; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including a U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(a) under the Securities Act, the Registration Statement became effective on April 24, 2012 (the “Effective Date”); copies of the Registration Statement, including amendments thereof, have been delivered to the Underwriter, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law.

The Company is eligible for the use of a short form prospectus and the Shelf Procedures provided under the Canadian Securities Laws; a receipt has been obtained or deemed to have been obtained from the Canadian Commissions in respect of the Canadian Base Prospectus, and no order suspending the trading or distribution of the Shares has been issued by any of the Canadian Commissions and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by any of the Canadian Commissions; on the Closing Date (and if applicable, on any Option Closing Date), there will be no reports or information that, in accordance with the requirements of the Toronto Stock Exchange (“TSX”), must be filed or made publicly available in connection with the listing of the Shares on the TSX (other than routine post-closing filings) that have not been filed or made publicly available as required; other than the Canadian Prospectus Supplement, which will be filed as required by applicable law, there are no documents required to be filed with any of the Canadian Commissions in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

(d)           On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the Reviewing Authority and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Date, any Option Closing Date and prior to the expiry of the period of distribution of the Shares (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its subsidiaries (taken as a whole) and to the Units and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission promulgated under the Securities Act, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included therein, and the Form F-X complies with all applicable provisions of the Securities Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein and (E) the U.S. Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading, provided however, that the foregoing representations and warranties in this Section 3(e) do not apply to any statements or omissions made in reliance on and in conformity with information solely relating to any Underwriter and furnished in writing to the Company by such Underwriters specifically for inclusion in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, which information the parties hereto agree is limited to the Underwriters’ Information as defined in Section 16; neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Date, (ii) any Option Closing Date and (iii) the completion of the distribution of the Units, any offering material in connection with the offering or sale of the Units other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the Securities Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the Canadian Commissions, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading in the circumstances in which they were made. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b) and 433(d) under the Securities Act.

(e)           As of the Applicable Time (as defined below) and as of the Closing Date and any Option Closing Date, neither (i) any General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time, and the Pricing Prospectus (as defined below) and the information included on Schedule B hereto, all considered together (collectively, the “General Disclosure Package”), (ii) any individual Limited Use Free Writing Prospectus (as defined below), nor (iii) the bona fide electronic road show (as defined in Rule 433(h)(5) of the Securities Act), if any, that has been made available without restriction to any person, when considered together with the General Disclosure Package, included or will include, any untrue statement of a material fact or omitted or as of the Closing Date or any Option Closing Date will omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 16).  As used in this paragraph (e) and elsewhere in this Agreement:

“Applicable Time” means 8:00 P.M., New York time, on the date of this Agreement.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule B to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act relating to the Units in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) of the Securities Act.

“Limited Use Free Writing Prospectuses” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

“Pricing Prospectus” means the Preliminary Prospectuses, if any, and the Base Prospectuses, each as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.

(f)            No order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectuses relating to the Offering has been issued by the Commission or the Canadian Commissions, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act has been instituted or threatened by the Commission, and each Preliminary Prospectus (if any), at the time of filing thereof, conformed in all material respects to the requirements of the Securities Act or the Canadian Securities Laws, as applicable, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Preliminary Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 16).

(g)           Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the Offering or until any earlier date that the Company notified or notifies the Representative as described in Section 4(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, Pricing Prospectus or the Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the

Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 16).

(h)           The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act.  The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the Offering other than any Preliminary Prospectus, the Prospectuses and other materials, if any, permitted under the Securities Act and consistent with Section 4(b) below.  The Company will file with the Commission all Issuer Free Writing Prospectuses (other than a “road show,” as described in Rule 433(d)(8) of the Securities Act), if any, in the time and manner required under Rules 163(b)(2) and 433(d) of the Securities Act.  The Company will file a template of any “marketing materials” (as defined under Canadian Securities Laws) in connection with any roadshow with the Reviewing Authority on a confidential basis in accordance with applicable Canadian Securities Laws.

(i)            The Company and each of its subsidiaries (as defined in Section 14) have been duly incorporated and are continued and validly existing as corporations or other legal entities in good standing (or the foreign equivalent thereof, if any) under the laws of their respective jurisdictions of organization.  The Company and each of its subsidiaries are duly qualified to do business and are in good standing as foreign corporations or other legal entities in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective business requires such qualification and have all power and authority (corporate or other) necessary to own or hold its respective properties and to conduct the businesses in which it is engaged, except where the failure to so qualify or have such power or authority would not (i) have, singly or in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, assets, properties, business or prospects of the Company and its subsidiaries taken as a whole, or (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate any transactions contemplated by this Agreement, the General Disclosure Package or the Prospectuses (any such effect as described in clauses (i) or (ii), a “Material Adverse Effect”).  The Company controls, directly or indirectly, only the following corporations, partnerships, limited partnerships, limited liability companies, associations or other entities having any assets or liabilities that are material to Ballard and its subsidiaries, taken as a whole (excluding intermediate holding companies): (i) Ballard Material Products Inc., a Delaware corporation; (ii) Dantherm Power A/S, a Denmark corporation; and (iii) Ballard Fuel Cell Systems Inc., an Oregon corporation.

(j)            The Company has the full right, power and authority to enter into this Agreement, and to perform and to discharge its obligations hereunder; and this Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(k)           The Shares to be issued and sold by the Company to the Underwriters hereunder have been duly and validly authorized and, when issued and delivered by the Company against payment therefor as provided herein, will be duly and validly issued, fully paid and non-assessable and free of any preemptive rights, rights of first refusal, registration rights or similar rights granted by the Company and will conform to the description thereof contained in the General Disclosure Package and the Prospectuses.  The Warrants have been duly authorized, and when executed and delivered by the Company, will constitute valid and binding obligations of the Company enforceable in accordance with their terms. The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants, and when issued by the Company upon valid exercise of the Warrants and payment of the exercise price, will be duly and validly issued, fully paid and nonassessable and free of any preemptive, rights of first refusal, registration rights or similar rights and will conform to the description thereof contained in the General Disclosure Package and the Prospectuses.

(l)            The Company has an authorized capitalization as set forth in the Pricing Prospectus, and all of the issued and outstanding shares in the capital of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, have been issued in compliance with Canadian Business Corporations Act, Canadian Securities Laws, any U.S. federal and state securities laws, and conform in all material respects to the description thereof contained in the General Disclosure Package and the Prospectuses.  As of September 30, 2013, there were 99,770,435 Common Shares issued and outstanding and no preferred shares in the capital of the Company issued and outstanding and 15,986,845 Common Shares were issuable upon the exercise of all options, warrants and convertible securities outstanding as of such date. Since such date, the Company has not issued any securities, other than Common Shares of the Company issued pursuant to the exercise of stock options, restricted share units and deferred share units previously outstanding under the Company’s Plans or the issuance of options, restricted share units or deferred share units under the Company’s Plans.  All of the share options, warrants and other rights to purchase or exchange any securities for the Company’s capital shares have been duly authorized and validly issued, and were issued in compliance with Canadian Securities Laws, as well as U.S. federal and state securities laws.  None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company.  The description of the Company’s Plans and other share plans or arrangements, and the share options or other rights granted thereunder, as described in the General Disclosure Package and the Prospectuses, accurately and fairly present the information required to be shown with respect to such plans, arrangements, share options and rights.

(m)          All the outstanding shares or other equity interests of each subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and, except to the extent set forth in the General Disclosure Package or the Prospectuses, are owned by the Company directly or indirectly through one or more wholly-owned subsidiaries, free and clear of any material claim, lien, encumbrance, security interest, restriction upon voting or transfer or any other claim of any third party.

(n)           The execution, delivery and performance of this Agreement by the Company, the issuance and sale of the Firm Units and any Additional Securities by the Company and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time or both) (i) conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default or Debt Repayment Triggering Event (as defined below) under, give rise to any right of termination or other right or the cancellation or acceleration of any right or obligation or loss of a benefit under, or give rise to the creation or imposition of any lien, encumbrance, security interest, claim or charge upon any property or assets of the Company or any subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any of its subsidiaries or (iii) result in any violation of any law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets.  A “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(o)           Except for the registration of the Shares, Warrants and Warrant Shares under the Securities Act, the qualification of the distribution of the Units under Canadian Securities Laws and such consents, approvals, authorizations, registrations or qualifications as may be required under the Canadian Securities Laws, the Exchange Act and applicable state or foreign securities laws or by the Financial Industry Regulatory Authority (“FINRA”), the Nasdaq Global Market (“NASDAQ GM”) and the TSX in connection with the Offering by the Company, no consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body, foreign or domestic, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement by the Company, the offer or sale of the Shares, Warrants and Warrant Shares or the consummation of the transactions contemplated hereby.

(p)           KPMG LLP, who have certified certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, and have audited the Company’s internal control over financial reporting and management’s assessment thereof, is an independent registered public accounting firm as required by the Securities Act and the Public Company Accounting Oversight Board (United States) (the “PCAOB”).  Except as pre-approved in accordance with the requirements set forth in Section 10A of the

Exchange Act, KPMG LLP has not been engaged by the Company to perform any “prohibited activities” (as defined in Section 10A of the Exchange Act).  There has not been any disagreement that constitutes a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Company and its former or current auditors.

(q)                                 The financial statements, together with the related notes and schedules (the “Financial Statements”), included or incorporated by reference in the General Disclosure Package, the Prospectuses and in the Registration Statement fairly present the financial position and the results of operations and changes in financial position, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries and other consolidated entities at the respective dates or for the respective periods therein specified and do not contain a misrepresentation (as defined under Canadian Securities Laws) and have been prepared in conformity with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applied on a consistent basis during the periods involved.  The financial statements, together with the related notes and schedules, included or incorporated by reference in the General Disclosure Package and the Prospectuses comply in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.  No other financial statements or supporting schedules or exhibits are required by the Securities Act to be described, or included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses.  There is no pro forma or as adjusted financial information which is required to be included in the Registration Statement, the General Disclosure Package or the Prospectuses or a document incorporated by reference therein in accordance with the Securities Act which has not been included or incorporated as so required.

(r)                                    Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included or incorporated by reference in the General Disclosure Package, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the General Disclosure Package; and, since such date, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries or any material adverse changes, or any development involving a prospective material adverse change, in or affecting the business, assets, general affairs, management, financial position, prospects, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the General Disclosure Package.

(s)                                   Except as set forth in the General Disclosure Package, there is no legal or governmental action, suit, claim or proceeding pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject which is required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses or a document incorporated by reference therein and is not described therein, or which, singly or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would be likely to  have a Material Adverse Effect; and to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(t)                                    Neither the Company nor any of its subsidiaries is in (i) violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, obligation, agreement or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement, other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which it is a party or by which the Company or its subsidiaries are bound or to which any of its property or assets is subject or (iii) violation in any respect of any statute, law, ordinance, governmental rule, regulation, ordinance, or court order, decree or judgment to which it or its property or assets may be subject except, in the case of clauses (ii) and (iii) of this paragraph (t), for any violations or defaults which would not, singly or in the aggregate, have a Material Adverse Effect.

(u)                                 The Company and each of its subsidiaries have made all filings, applications and submissions required by, and owns or possess all approvals, licenses, certificates, clearances, consents, exemptions, marks, notifications, orders, authorizations and permits issued by, and have made all declarations and filings with, the appropriate local, state, federal, provincial, territorial or foreign regulatory agencies or bodies, which are necessary or desirable for the ownership of their respective properties or the conduct of their respective businesses as described in the General Disclosure Package and the Prospectuses (collectively, the “Governmental Permits”) and is in compliance with the terms and conditions of all such Governmental Permits, except where any failures to possess, make or comply with the same would not, singly or in the aggregate, be likely to have a Material Adverse Effect.  All such Governmental Permits are valid and in full force and effect, except where such invalidity or failure to be in full force or effect would not, singly or in the aggregate, be likely to have a Material Adverse Effect.  All such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits.  Neither the Company nor any of its subsidiaries has received any notice of any revocation or modification of, any such Governmental Permit, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would be likely to have a Material Adverse Effect.

(v)                                 Neither the Company nor any of its subsidiaries is or, after giving effect to the Offering and the application of the proceeds thereof as described in the General Disclosure Package and the Prospectuses, will be (i) required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(w)                               Neither the Company, its subsidiaries nor, to the Company’s knowledge, any of the Company’s or its subsidiaries’ officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which could in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(x)                                 The Company and each of its subsidiaries owns or  possesses the right to use all patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, software, databases, know-how, Internet domain names, trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, and other intellectual property (collectively, “Intellectual Property”) necessary to carry on their respective businesses as currently conducted, and as proposed to be conducted and described in the General Disclosure Package and the Prospectuses, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company and its subsidiaries with respect to the foregoing, except for such failures to own or possess or claims or challenges that would  not  be likely to have a Material Adverse Effect.  The Intellectual Property licenses described in the General Disclosure Package and the Prospectuses are valid, binding upon, and enforceable by or against the parties thereto in accordance with their terms.  The Company and each of its subsidiaries has complied with in all material respects, and is not in breach nor has received any asserted or threatened claim of breach of, any Intellectual Property license, except for any such breaches that would not be likely to individually or in the aggregate be likely to have a Material Adverse Effect, and the Company has no knowledge of any breach or anticipated breach by any other person to any Intellectual Property license.  To the Company’s knowledge, the Company’s and each of its subsidiaries’ businesses as now conducted and as proposed to be conducted and described in the General Disclosure Package and the Prospectuses do not and will not infringe or conflict with any valid and enforceable patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other Intellectual Property or franchise right of any person.  To the knowledge of the Company, no claim has been made against the Company or any of its subsidiaries alleging the infringement by the Company or any of its subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.  The Company and each of its subsidiaries has taken all reasonable steps to protect, maintain and safeguard its rights in all of its material Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements.  The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s or any of its subsidiaries’ right to own, use, or hold for use any of the Intellectual Property as owned, used or held for use by it in the conduct of the businesses as currently conducted.  The Company and each of its subsidiaries has at all times complied, in all material respects, with all applicable laws relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company and any of its subsidiaries in the conduct of the Company’s and its subsidiaries businesses.  No claims have been asserted or, to the knowledge of the

Company, threatened against the Company or any of its subsidiaries alleging a violation of any person’s privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any law related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company or any of its subsidiaries in the conduct of the Company’s or any of its subsidiaries’ businesses.  The Company and each of its subsidiaries takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

(y)                                 The Company or its subsidiaries have good, valid and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects, except those that do not, singly or in the aggregate, materially affect the value of such property and do not interfere in any material respect with the use made and proposed to be made and described in the General Disclosure Package and the Prospectuses, of such property by the Company or any of its subsidiaries and except for those liens, encumbrances, security interest, claims and defects that would not be likely to have a Material Adverse Effect; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the General Disclosure Package and the Prospectuses, are in full force and effect, and neither the Company nor any of its subsidiaries has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary of the Company under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(z)                                  No labor disturbance or dispute with the employees of the Company or any of the Company’s subsidiaries exists or, to the Company’s knowledge, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.  The Company is not aware that any key employee or significant group of employees of the Company and/or any of the Company’s subsidiaries plans to terminate employment with the Company or any of the Company’s subsidiaries.

(aa)                          The Company and its subsidiaries are in compliance with all Canadian federal, territorial and provincial laws, all United States federal, state and local and any other applicable foreign rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect.  There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any of its subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its subsidiaries, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not have, singly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge, except for any such disposal, discharge, emission, or other release of any kind which would not have, singly or in the aggregate with all such discharges and other releases, a Material Adverse Effect.  In the ordinary course of business, the Company and its subsidiaries conduct periodic reviews of the effect of Environmental Laws on their business and assets, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or Governmental Permits issued thereunder, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such reviews, the Company and its subsidiaries have reasonably concluded that such associated costs and liabilities would not have, singly or in the aggregate, a Material Adverse Effect.

(bb)                          The Company and its subsidiaries, each (i) has timely filed all necessary Canadian and U.S. federal, state, local and foreign tax returns (or timely filed applicable extensions therefor) that have been required to be filed, and all such returns were true, complete and correct, (ii) has paid all federal, state, local and foreign taxes, assessments, governmental or other charges that are due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) does not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them, except those, in each of the cases described in clauses (i), (ii) and (iii) of this paragraph (bb), that would not, singly or in the aggregate, have a Material Adverse Effect.  The Company and its subsidiaries, each has not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority.  Except as could not reasonably be expected to have a Material Adverse Effect, the accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since December 31, 2012 the Company and its subsidiaries have not incurred any material liability for taxes other than in the ordinary course.

(cc)                            The Company and each of its subsidiaries carries, or is covered by insurance provided by recognized, financially sound and reputable institutions with policies in such amounts and covering such risks as the Company reasonably considers is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries.  The Company has no reason to believe that it and its subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain comparable coverage from similar insurers as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has been denied any insurance coverage that they have sought or for which they have applied.

(dd)                          The Company and its subsidiaries each maintains a system of internal accounting and other controls (including “disclosure controls and procedures” and “internal controls over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure In Issuers’ Annual and Interim Filings) sufficient to provide reasonable assurances that (i) transactions are executed in accordance with general or specific authorizations of management and the directors; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (A) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ee)                            The minute books of the Company and each of its subsidiaries that would be a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act have been made available to the Underwriters and counsel for the Underwriters, and such books contain all minutes of meetings and all resolutions of the board of directors (including each board committee) and shareholders of such entity, (or analogous governing bodies and interest holders, as applicable) since the time of its respective incorporation or organization through the date of the latest meeting or resolution.

(ff)                              There is no franchise, lease, contract, agreement or document required by the Securities Act or applicable Canadian Securities Laws to be described in the General Disclosure Package and in the Prospectuses or a document incorporated by reference therein or to be filed as an exhibit to the Registration Statement or a document incorporated by reference therein which is not described or filed therein; and all descriptions of any such franchises, leases, contracts, agreements or documents contained in the Registration Statement or in a document incorporated by reference therein are accurate and complete descriptions of such documents in all material respects.  Other than as described in the General Disclosure Package, no such franchise, lease, contract or agreement has been suspended or terminated for convenience or default by the Company or any of its subsidiaries or any of the other parties thereto, and neither the Company nor any of its subsidiaries has received notice nor does the Company have any other knowledge of any such pending or threatened suspension or termination, except for such pending or threatened suspensions or terminations that would not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.

(gg)                            No relationship, direct or indirect, exists between or among the Company and any of its subsidiaries on the one hand, and the directors, officers, shareholders (or analogous interest holders), customers or suppliers of the Company or any of its subsidiaries or any of their affiliates on the other hand, and there has been no related-party transaction involving the foregoing, which is required to be described in the General Disclosure Package and the Prospectuses or a document incorporated by reference therein and which is not so described.

(hh)                          No person or entity has the right to require registration of Common Shares or other securities of the Company or any of its subsidiaries because of the filing or effectiveness of the Registration Statement or otherwise, except for persons and entities who have expressly waived such right in writing or who have been given timely and proper written notice and have failed to exercise such right within the time or times required under the terms and conditions of such right.  Except as described in the General Disclosure Package, there are no persons with registration rights or similar rights to have any securities registered by the Company or any of its subsidiaries under the Securities Act or Canadian Securities Laws.

(ii)                                  Neither the Company nor any of its subsidiaries owns any “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of the sale of any of the Securities will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the Securities to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

(jj)                                Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the Offering or any transaction contemplated by this Agreement or that may affect the Underwriters’ compensation hereunder.

(kk)                          No forward-looking statement (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act or forward-looking information (within the meaning of Section 1(1) of the Ontario Securities Act), or similar provisions in the other Qualifying Jurisdictions) contained in either the General Disclosure Package or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ll)                                  The Company is subject to and in compliance in all material respects with the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, and has filed in a timely manner all reports required to be filed pursuant to Sections 13(a), 13(e), 14 and 15(d) of the Exchange Act during the preceding 12 months.  The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are listed on the (i) NASDAQ GM and (ii) the Toronto Stock Exchange, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the  NASDAQ GM or the TSX, nor has the Company received any notification that the Commission, FINRA, the NASDAQ Stock Market LLC or the TSX is currently contemplating terminating such registration or listing (other than the notice of non-compliance dated October 12, 2012).  No consent, approval, authorization or order of, or filing, notification or registration with, the (1) NASDAQ GM is required for the listing and trading of the Common Shares on the NASDAQ GM, except for (i) a Notification Form: Listing of Additional Shares; and (ii) a Notification Form: Change in the Number of Shares Outstanding, or (2) TSX is required for the listing and trading of the Shares on the TSX, except such as have already been received and may be required by the TSX in connection with the offer, sale and listing of the Shares.

(mm)                  The Company is a reporting issuer in each of the Qualifying Jurisdictions and is not default of its obligations under the Canadian Securities Laws, except where such default would not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.  The Company has filed all documents or information required to be filed by it under Canadian Securities Laws since January 1, 2009, including all press releases, material change reports, annual information forms, financial statements, management proxy circulars and other documents, with the Canadian Commissions in each of the provinces where the Company is a reporting issuer (or the equivalent) and with whom the Company was required to file such documents or information under Canadian Securities Laws; any documents filed with the Canadian Commissions since January 1, 2009 conformed in all material respects to the requirements of the Canadian Securities Laws, and, when filed, did not contain a misrepresentation (as defined in the Canadian Securities Laws); the Company has not filed any confidential material change report with any securities regulatory authority or regulator or any exchange or any document for confidential treatment with the any of the Canadian Commissions that at the date hereof remains confidential.

(nn)                          The Company is, and after giving effect to the Offering will be, in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the Commission thereunder (the “Sarbanes-Oxley Act”) and all certification requirements under the Canadian Securities Laws.

(oo)                          The Company is, and after giving effect to the Offering will be, in compliance in all material respects with all applicable corporate governance requirements set forth in the NASDAQ Marketplace Rules, and the TSX Company Manual and the Canadian Securities Laws.  The audit committee of the Company is constituted in accordance with and complies with the requirements of National Instrument 52-110 Audit Committees.

(pp)                          Neither the Company nor any of its subsidiaries nor, to the best of the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state, local or foreign office in violation of any law (including the Foreign Corrupt Practices Act of 1977, as amended) or of the character required to be disclosed in the Registration Statement, the General Disclosure Package or the Prospectuses or a document incorporated by reference therein.

(qq)                          There are no transactions, arrangements or other relationships between and/or among the Company, any of its affiliates (as such term is defined in Rule 405 of the Securities Act) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its subsidiaries’ liquidity or the availability of or requirements for their capital resources required to be described in the General Disclosure Package and the Prospectuses or a document incorporated by reference therein which have not been described as required.

(rr)                                There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company or any of its subsidiaries to or for the benefit of any of the officers or directors of the Company or any of its subsidiaries, or any of their respective family members, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses.

(ss)                              Any statistical, industry-related or market-related data included or incorporated by reference in the Registration Statement, the Prospectus or the General Disclosure Package, are based on or derived from sources that the Company believes in good faith to be reliable and accurate, and such data agree with the sources from which they are derived.

(tt)                                The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA PATRIOT Act, applicable money laundering statutes of all jurisdictions and the applicable rules, related rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending, or to the best knowledge of the Company, threatened against the Company or any of its subsidiaries.

(uu)                          Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(vv)                          Neither the Company nor any subsidiary nor any of their affiliates (within the meaning of FINRA’s NASD Conduct Rule 5121(f)(1)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section 1(ee) of the By-laws of FINRA) of, any member firm of FINRA.

(ww)                      At the time the Registration Statement was originally declared effective, and at the time the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 was filed with the Commission, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

(xx)                          The Company was not a “passive foreign investment company” as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (a “PFIC”), for its taxable year ended December 31, 2012, and based on current business plans and financial expectations it does not expect to be a PFIC for the foreseeable future.

(yy)                          No approval of the shareholders of the Company under the rules and regulations of Nasdaq (including Rule 5635 of the Nasdaq Global Marketplace Rules), the TSX or the Canadian Securities Laws is required for the Company to issue and deliver to the Underwriters the Units.

Any certificate signed by or on behalf of the Company and delivered to the Representative or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

4.                                      FURTHER AGREEMENTS OF THE COMPANY.  The Company agrees with the Underwriters:

(a)                                 During the period beginning on the date of this Agreement and ending on the latest of the Closing Date, any Option Closing Date and the expiry of the period in which a prospectus is required by law to be delivered by the Underwriters or a dealer in connection with the distribution of Units contemplated by the Prospectuses, (i) to make no further amendment or supplement to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Representative, which consent shall not be unreasonably withheld; (ii) to advise the Representative promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Representative with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission or with the

Canadian Commissions to comply with Canadian Securities Laws and with the TSX, to procure and ensure the continued listing of the Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units; (iv), for so long as the delivery of a prospectus is required in connection with the offering or sale of the Units, to provide the Representative with a copy of such reports and statements and other documents as are filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or with the Canadian Commissions pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Representative, promptly after it receives notices thereof, of (y) any request by the Canadian Commissions or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto, or (z) the issuance by the Commission or the Canadian Commissions of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representative promptly of the happening of any event which could reasonably be likely to require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (y) constitute full, true and plain disclosure of all material facts relating to the Units and (z) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(d) hereof, to prepare and furnish promptly to the Representative, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the Canadian Commissions shall issue any cease trading order, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

(b)                                 To comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the Canadian Commissions on the earlier of the first date the Canadian Prospectus Supplement is delivered to the Underwriters and the day which is two (2) Business Days following the date of this Agreement, and the U.S. Prospectus Supplement with the Commission one (1) Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Commissions.  If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of Units contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the reasonable opinion of the Underwriters or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the Canadian Commissions, and furnish at its own expense to the Representative, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with the Offering, the Company will furnish the Representative with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Representative reasonably objects.

(c)                                  The Company represents and agrees that, it has not made, and unless it obtains the prior consent of the Representative, it will not, make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 of the Securities Act (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Representative hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule B hereto.  The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and will not take any action that would result in any Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) of the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

(d)                                 If the General Disclosure Package is being used to solicit offers to buy the Units at a time when the Prospectuses are not yet available and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with the Securities Act, the Exchange Act and Canadian Securities Law, the Company promptly will either (i) prepare, file with the Canadian Commissions and the Commission (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Canadian Commissions (if required) and the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law the Securities Act, the Exchange Act and Canadian Securities Law, as applicable,.

(e)                                  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or will conflict with the information contained in the Registration Statement, Pricing Prospectus or the Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof and not superseded or modified or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company has promptly notified or will promptly notify the Representative so that any use of the Issuer Free Writing Prospectus may cease until it is amended or supplemented and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by the Representative by or on behalf of the Underwriters specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 16).

(f)                                   To the extent not available on the Commission’s EDGAR system or SEDAR (as defined in National Instrument 13-101 — System for Electronic Documents Analysis and Retrieval (SEDAR)) or any successor system to either of them, to furnish promptly to the Underwriters and to counsel for the Underwriters a copy of the signed Canadian Base Prospectus as originally filed with the Canadian Commissions and the Registration Statement as originally filed with the Commission, and of each amendment thereto filed with the Canadian Commissions and the Commission, including all consents and exhibits filed therewith.

(g)                                  To the extent not available on the Commission’s EDGAR system, SEDAR or any successor system to either of them, to deliver promptly to the Representative in New York City such number of the following documents as the Representative shall reasonably request:  (i) conformed copies of the Registration Statement as originally filed with the Commission (in each case excluding exhibits), (ii) each Preliminary Prospectus (if any), (iii) any Issuer Free Writing Prospectus, (iv) the Prospectuses (the delivery of the documents referred to in clauses (i), (ii), (iii) and (iv) of this paragraph (g) to be made not later than 10:00 A.M., New York time, on the business day following the execution and delivery of this Agreement), (v) conformed copies of any amendment to the Registration

Statement (excluding exhibits), (vi) any amendment or supplement to the General Disclosure Package or the Prospectuses (the delivery of the documents referred to in clauses (v) and (vi) of this paragraph (g) to be made not later than 10:00 A.M., New York City time, on the business day following the date of such amendment or supplement) and (vii) any document incorporated by reference in the General Disclosure Package or the Prospectuses (excluding exhibits thereto) (the delivery of the documents referred to in clause (vi) of this paragraph (g) to be made not later than 10:00 A.M., New York City time, on the business day following the date of such document).

(h)                                 To make generally available to its shareholders as soon as practicable, but in any event not later than eighteen (18) months after the effective date of each Registration Statement (as defined in Rule 158(c) of the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Securities Act (including, at the option of the Company, Rule 158); and, to the extent required by law, to furnish to its shareholders after the end of each fiscal year an annual report (including a balance sheet and statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants) and after each of the first three fiscal quarters of each fiscal year (beginning with the first fiscal quarter after the effective date of such Registration Statement), consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail.

(i)                                     To take promptly from time to time such actions as the Representative may reasonably request to qualify the Units for offering and sale under the securities or blue sky laws of such jurisdictions (domestic or foreign) as the Representative may designate and to continue such qualifications in effect, and to comply with such laws, for so long as required to permit the offer and sale of Units in such jurisdictions; provided that neither the Company nor any of its subsidiaries shall be obligated to qualify as foreign corporations in any jurisdiction in which it is not so qualified or to file a general consent to service of process in any jurisdiction.

(j)                                    Upon  reasonable request, during the period of five (5) years from the date hereof and provided that the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act at the relevant time, to the extent not available on the Commission’s EDGAR system, SEDAR or any successor system to either of them, to deliver to the  Underwriter, as soon as they are available (i) copies of all reports or other communications furnished to shareholders, and (ii) copies of any reports and financial statements furnished or filed with the Canadian Commissions and the Commission or any national securities exchange or automatic quotation system on which the Common Shares are listed or quoted (other than those reports filed with the Commission or the Canadian Commissions on a confidential basis as permitted under applicable law).

(k)                                 That the Company will not, for a period of  ninety (90) days from the date hereof, (the “Lock-Up Period”) without the prior written consent of the Representative, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than (i) the Company’s sale of the Shares and Warrants hereunder, (ii) the issuance by the Company of Common Shares or securities convertible into or exercisable for Common Shares to a strategic investor or in connection with the establishment of a joint venture or similar strategic relationship by the Company, in each case, on an arm’s-length basis with an unaffiliated third party, (iii)  the issuance of restricted share units, deferred share units or options to acquire Common Shares in a manner consistent with past practice pursuant to the Company Plans as in effect as of the date hereof and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of restricted share units, deferred share units, options or warrants outstanding on the date hereof; and (iv) the issuance of Common Shares, or other securities convertible into or exercisable for Common Shares, in connection with the acquisition of assets or other rights from an unaffiliated third party in an aggregate amount not to exceed (upon issue, conversion or exchange) 8% of the outstanding Common Shares of the Company as of the date hereof.  The Company will cause each executive officer and director listed in Schedule C to furnish to the Representative, prior to the Closing Date, a letter, substantially in the form of Exhibit B-1 (for executive officers) or Exhibit B-2 (for directors) hereto.  The Company also agrees that during the Lock-Up Period, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the Securities Act for any such transaction or which registers, or offers for sale, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for a registration statement on Form S-8 relating to employee benefit plans.  The Company hereby agrees that (i) if it issues an earnings release or discloses material news, or if a material event relating to the Company occurs, during the last seventeen (17) days of the Lock-Up Period, or (ii) if prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this paragraph (k) or the letter shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the disclosure of the material news or occurrence of the material event.

(l)                                     To supply the Representative with copies of all written correspondence to and from, and all documents issued to and by, the Company and the Canadian Commissions and the Commission in connection with the qualification or registration of the Securities under the Securities Act, the Canadian Securities Laws or the Registration Statement, any Preliminary Prospectus or the Prospectuses, or any amendment or supplement thereto or document incorporated by reference therein.

(m)                             Prior to the Closing Date, and any Option Closing Date, to furnish to the Representative, as soon as they have been prepared, copies of any unaudited interim consolidated financial statements of the Company for any periods subsequent to the periods covered by the financial statements appearing (including by way of incorporation by reference) in the Registration Statement and the Prospectuses.

(n)                                 Prior to the Closing Date, not to issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine oral marketing communications in the ordinary course of business and consistent with the past practices of the Company and of which the Representative is notified), without the prior written consent of the Representative, unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or communication is required by law or applicable stock exchange rules.

(o)                                 Until the Representative shall have notified the Company of the completion of the Offering, that the Company will not, and will cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Shares or Warrants, or attempt to induce any person to purchase any Shares or Warrants; and not to, and to cause its affiliated purchasers not to, make bids or purchases for the purpose of creating actual, or apparent, active trading in or of raising the price of the Shares and/or Warrants.

(p)                                 Not to take any action prior to the Closing Date which would require the Prospectuses to be amended or supplemented pursuant to Section 4.

(q)                                 To at all times comply in all material respects with all provisions of the Sarbanes-Oxley Act in effect from time to time and applicable to it.

(r)                                    To apply the net proceeds from the sale of the Units as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses under the heading “Use of Proceeds.”

(s)                                   To use its commercially reasonable best efforts to assist the Underwriters with any filings with, and to obtain clearance from, FINRA.

(t)                                    To use its commercially reasonable best efforts to (i) list the Shares and Warrant Shares on the NASDAQ GM and the TSX, subject to notice of issuance or similar listing requirements, and (ii) maintain the quotation and listing of the Common Shares (or, if the Company enters into an amalgamation, arrangement or merger of the Company with or into any other corporation or other entity which effects a change of the Common Shares into other shares or an exchange of the Common Shares for other securities (including securities of another entity), such securities) on the NASDAQ GM and the TSX or other national stock exchange for a period of at least two years from the date of this Agreement.

(u)                                 To use its commercially reasonable best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date, and any Option Closing Date, and to satisfy all conditions precedent to the delivery of the Firm Units and Additional Securities, if any.

5.                                      PAYMENT OF EXPENSES.The Company agrees to pay, or reimburse if paid by the Underwriters, upon consummation of the transactions contemplated hereby:  (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Shares and Warrants to the Underwriters and any taxes payable in that connection; (b) the costs incident to the registration of the Shares and Warrants under the Canadian Securities Laws and the Securities Act; (c) the costs incident to the preparation, printing and distribution of the Registration Statement, the Base Prospectuses, any Preliminary Prospectus, Form F-X, any Issuer Free Writing Prospectus, the General Disclosure Package, the Prospectuses, any amendments, supplements and exhibits thereto or any document incorporated by reference therein and the costs of printing, reproducing and distributing any transaction document by mail or other means of communications; (d) the fees and expenses (including reasonable related fees and expenses of counsel for the Underwriters) incurred in connection with securing any required review by FINRA of the terms of the sale of the Shares and Warrants and any filings made with FINRA; (e) any applicable listing, quotation or other fees in connection with the listing or quotation of the Shares on the NASDAQ GM and the TSX; (f) the fees and expenses (including reasonable related fees and expenses of counsel to the Underwriter) of qualifying the Shares and Warrants under the securities laws of the several jurisdictions as provided in Section 4(i) and of preparing, printing and distributing wrappers, “Blue Sky Memoranda” and “Legal Investment Surveys”; (g) the cost of preparing and printing stock certificates, if any, for the Shares, and Warrant certificates; (h) all fees and expenses of the registrar and transfer agent of the Shares; (i) the reasonable fees, disbursements and expenses of counsel to the  Underwriters in connection with the Offering; and (j) all other costs and expenses incident to the Offering or the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company’s counsel and the Company’s independent accountants and the travel and other expenses incurred by the Company’s and Underwriters’ personnel in connection with any “road show” including, without limitation, any reasonable expenses advanced by the Underwriters on the Company’s behalf (which will be promptly reimbursed)).  Notwithstanding the foregoing, the Company shall not be required to pay to the Underwriters, or reimburse the Underwriters for, any fees, expenses, costs or disbursements described in the foregoing (d), (f) (in respect of fees and expenses of counsel to the Underwriters) or (i) to the extent that such fees, expenses and costs, in the aggregate, exceed $75,000.

6.                                      CONDITIONS TO THE OBLIGATIONS OF THE UNDERWRITERS, AND THE SALE OF THE SHARES AND WARRANTS.

The respective obligations of the Underwriters hereunder, and the closing of the sale of the Shares and Warrants, are subject to the accuracy, when made and as of the Applicable Time and on the Closing Date and, in respect of the closing of the sale of any Additional Shares and Additional Warrants, on  any relevant Option Closing Date, of the representations and warranties of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:

(a)                                 No stop order or cease trade order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of the Base Prospectuses, any Preliminary Prospectus, the Prospectuses or any Permitted Free Writing

Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission and/or Canadian Commissions, and all requests for additional information on the part of the Commission and/or Canadian Commissions (to be included or incorporated by reference in the Registration Statement or the Prospectuses or otherwise) shall have been complied with to the reasonable satisfaction of the Representative; each Issuer Free Writing Prospectus, if any, and the Prospectuses shall have been filed with the Commission and the Canadian Commissions, as applicable, within the applicable time period prescribed for such filing by, and in compliance with, the Securities Act and in accordance with  Section 4; and FINRA shall have raised no objection to the fairness and reasonableness of the terms of this Agreement or the transactions contemplated hereby.

(b)                                 The Representative shall not have discovered and disclosed to the Company on or prior to the Closing Date and, in respect of the closing of the sale of any Additional Shares, any Option Closing Date that the Registration Statement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Underwriters, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the General Disclosure Package, any Issuer Free Writing Prospectus or the Prospectus or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances in which they were made, not misleading.

(c)                                  All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Shares, the Warrants, the Registration Statement, the General Disclosure Package, each Issuer Free Writing Prospectus, if any, and the Prospectuses and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory to counsel for the Underwriters, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(d)                                 Stikeman Elliott LLP, the Company’s Canadian counsel, shall have furnished to the Representative such counsel’s written opinion, as counsel to the Company, addressed to the Underwriters and dated the Closing Date, and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), in form and substance reasonably satisfactory to the Representative.

(e)                                  Dorsey & Whitney LLP, the Company’s United States counsel shall have furnished to the Representative such counsel’s written opinion and negative assurances statement, as counsel to the Company, addressed to the Underwriters and dated the Closing Date, and, in respect of the closing of the sale of any Additional Securities, any

Option Closing Date (if such date is other than the Closing Date), in form and substance reasonably satisfactory to the Representative.

(f)                                   The Representative shall have received from Proskauer Rose LLP, counsel for the Underwriters, such opinion and negative assurances statement, dated the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), with respect to such matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(g)                                  At the time of the execution of this Agreement, the Representative shall have received from  KPMG LLP a letter, addressed to the Underwriters, executed and dated such date, in form and substance satisfactory to the Representative (A) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the PCAOB and are independent of the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, and (B) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses.

(h)                                 On the effective date of any post-effective amendment to any Registration Statement and on the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), the Representative shall have received a letter (the “Bring-Down Letter”) from KPMG LLP addressed to the Underwriters and dated the Closing Date and any Option Closing Date (if such date is other than the Closing Date) confirming, as of the date of the Bring-Down Letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package and the Prospectuses, as the case may be, as of a date not more than three (3) business days prior to the date of the Bring-Down Letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its letter delivered to the Representative concurrently with the execution of this Agreement pursuant to paragraph (h) of this Section 6.

(i)                                     The Company shall have furnished to the Representative a certificate, dated the Closing Date and, in respect of the closing of the sale of any Additional Securities, any Option Closing Date (if such date is other than the Closing Date), of its Chairman of the Board, Chief Executive Officer or its President and its Chief Financial Officer or a Vice President of Finance, each in his capacity as an officer of the Company, stating that (i) such officers have carefully examined the Registration Statement, the General Disclosure Package, any Permitted Free Writing Prospectus and the Prospectuses and, in their opinion, the Registration Statement and each amendment thereto, at the Applicable Time and as of the date of this Agreement and as of the Closing Date and, in any such certificate dated any Option Closing Date (if such date is other than the Closing Date), as of the Option Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Prospectuses, in light of the circumstances in which they are made), and the General Disclosure Package, as of the Applicable Time and as of the Closing Date and, in any such certificate dated any Option Closing Date (if such date is other than the Closing Date), as of the Option Closing Date, any Permitted Free Writing Prospectus as of its date and as of the Closing Date, the Prospectuses and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date and in any certificate dated any Option Closing Date (if such date is other than the Closing Date), as of the Option Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the effective date of  the Registration Statement, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement, the General Disclosure Package or the Prospectuses that has not been so set forth therein, (iii) to the best of their knowledge after reasonable investigation, as of the Closing Date and, in any such certificate dated any Option Closing Date (if such date is other than the Closing Date), as of the Option Closing Date, the representations and warranties of the Company in this Agreement are true and correct, and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and, in any such certificate dated any Option Closing Date (if such date is other than the Closing Date), as of the Option Closing Date and (iv) there has not been, subsequent to the date of the most recent audited financial statements included or incorporated by reference in the General Disclosure Package, any material adverse change in the financial position or results of operations of the Company and its subsidiaries or any change or development that, singly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company and its subsidiaries taken as a whole, except as set forth in the Prospectuses.

(j)                                    Since the date of the latest audited financial statements included in the General Disclosure Package or incorporated by reference in the General Disclosure Package as of the date hereof, (i) neither the Company nor any of its subsidiaries shall have sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the General Disclosure Package, and (ii) there shall not have been any change in the capital stock (other than a change in the number of outstanding Common Shares due to the issuance of shares upon the exercise of outstanding options, warrants or the conversion of convertible securities) or short-term or long-term debt of the Company or any of its subsidiaries, or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries otherwise than as set forth in the

General Disclosure Package, the effect of which, in any such case described in clause (i) or (ii) of this paragraph (j), is, in the judgment of the Representative, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Shares and Warrants on the terms and in the manner contemplated in the General Disclosure Package.

(k)                                 No action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would prevent the issuance or sale of the Shares and Warrants or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company or its subsidiaries and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Shares and Warrants or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company or its subsidiaries.

(l)                                     Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following:  (i) trading in securities generally on the New York Stock Exchange, the NASDAQ GM, the TSX or the NYSE Amex or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or materially limited, or minimum or maximum prices or maximum range for prices shall have been established on any such exchange or such market by the Commission, by such exchange or market or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by Canadian or United States Federal, state, provincial or territorial authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States, (iii) the United States or Canada shall have become engaged in hostilities, or the subject of an act of terrorism, or there shall have been an outbreak of or escalation in hostilities involving the United States or Canada, or there shall have been a declaration of a national emergency or war by the United States or (iv) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in Canada or the United States shall be such) as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the sale or delivery of the Shares and Warrants on the terms and in the manner contemplated in the General Disclosure Package and the Prospectuses.

(m)                             The Shares shall have been approved for inclusion on the NASDAQ GM, subject only to official notice of issuance thereof, and shall have been approved for listing by the TSX, subject only to official notice of issuance thereof and customary post-closing filing requirements.

(n)                                 The Representative shall have received the written agreements, substantially in the form of Exhibit B-1 and Exhibit B-2 hereto, of the executive officers and directors of the Company listed in Schedule C to this Agreement.

(o)                                 The Company shall have prepared and filed with the Canadian Commissions and with the Commission a Current Report on Form 6-K including as an exhibit thereto, this Agreement.

(p)                                 Prior to the Closing Date, the Company shall have furnished to the Representative such further information, good standing of the Company, opinions, certificates (including a Secretary’s Certificate), letters or such other documents as the Representative shall have reasonably requested.

(q)                                 The obligations of the Underwriters to purchase Additional Securities, if any, hereunder are subject to the delivery to the Representative on the applicable Option Closing Date of such documents as it may reasonably request with respect to the good standing of the Company, opinions, comfort letters, certificates, letters, documents, the due authorization and issuance of the Additional Securities to be sold on such Option Closing Date, and other matters related to the issuance of such Additional Securities.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriter.

7.                                      INDEMNIFICATION AND CONTRIBUTION.

(a)                                 The Company shall indemnify and hold harmless each Underwriter, each of its affiliates and each of its and their respective directors, officers, members, employees, representatives and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act of or Section 20 of the Exchange Act (collectively, the “Underwriter Indemnified Parties,” and each an “Underwriter Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Underwriter Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Securities Act, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto or document incorporated by reference therein, (B)  the omission or alleged omission to state in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Securities Act, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein (with respect only to the Preliminary Prospectuses and the Prospectuses in light of the circumstances in which they are made)  not misleading or (C) any breach of the representations and warranties of the Company contained herein or the failure of the Company to perform its obligations hereunder or pursuant to any law, and shall reimburse the Underwriter Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by that Underwriter Indemnified Party in connection with investigating, or preparing to defend, or defending against, settling, compromising, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding, as such fees and expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in, or omission or alleged omission from any Preliminary Prospectus, any Registration Statement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters specifically for use therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 16).  This indemnity agreement is not exclusive and will be in addition to any liability which the Company might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to each Underwriter Indemnified Party.

(b)                                 Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company and its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Company Indemnified Parties,” and each a “Company Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Company Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Securities Act, any Registration Statement or the Prospectus, or in any amendment or supplement thereto, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Securities Act, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, a material fact required to be stated therein or necessary to make the statements therein (with respect only to the Prospectuses in light of the circumstances in which they are made)  not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters specifically for use therein, which information the parties hereto agree is limited to the  Underwriters’ Information as defined in Section 16, and shall reimburse the Company Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by such party in connection with investigating or preparing to defend or defending against, settling, compromising or appearing as third party witness in connection with any such loss, claim, damage, liability, action, investigation or proceeding, as such fees and expenses are incurred.  Notwithstanding the provisions of this Section 7(b), in no event shall any indemnity by any Underwriter under this Section 7(b) exceed the total discount and commission received by such Underwriter in connection with the Offering.

(c)                                  Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, investigation, proceeding or claim, the indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 7, notify such indemnifying party in writing of the commencement of that action, investigation, proceeding or claim; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have to an indemnified party otherwise than under this Section 7.  If any such action, investigation, proceeding or claim shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense of such action, investigation, proceeding or claim with counsel reasonably satisfactory to the indemnified party (which counsel shall not, except with the written consent of the indemnified party, be counsel to the indemnifying party).  After notice from the indemnifying party to the indemnified party of its election to assume the defense of such action, investigation, proceeding or claim, except as provided herein, the indemnifying party shall not be liable to the indemnified party under Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such action, investigation, proceeding or claim other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action, investigation, proceeding or claim and to participate in the defense of such action, investigation, proceeding or claim, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized in writing by the Company in the case of a claim for indemnification under Section 7(a) or by the Representative in the case of a claim for indemnification under Section 7(b), (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party has failed to assume the defense of such action, investigation, proceeding or claim and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of the commencement of the action, investigation, proceeding or claim, or the indemnifying party does not diligently defend the action, investigation, proceeding or claim after assumption of the defense, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of (or, in the case of a failure to diligently defend the action, investigation, proceeding or claim after assumption of the defense, to continue to defend) such action, investigation, proceeding or claim on behalf of such indemnified party and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action, investigation, proceeding or claim; provided, however, that the indemnifying party shall not, in connection with any one such action, investigation, proceeding or claim or separate but substantially similar or related actions, investigations, proceedings or claims in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties (in addition to any local counsel), which firm shall be designated in writing by the Representative if the indemnified parties under this Section 7 consist of any Underwriter Indemnified Party or by the Company if the indemnified parties under this Section 7 consist of any Company Indemnified Parties.  Subject to this Section 7 (c), the amount payable by an indemnifying party under Section 7 shall include, but not be limited to, (x) reasonable legal fees and expenses of counsel to the indemnified party and any other reasonable expenses in investigating, or preparing to defend or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any action, investigation, proceeding or claim, and (y) all amounts paid in settlement of any of the foregoing.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of judgment with respect to any pending or threatened action, investigation, proceeding or any claim whatsoever, in respect of which indemnification or contribution could be sought under this Section 7 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party in form and substance reasonably satisfactory to such indemnified party from all liability arising out of such action, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.  Subject to the provisions of the following sentence, no indemnifying party shall be liable for settlement of any pending or threatened action, investigation, proceeding or claim whatsoever that is effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with its written consent, if its consent has been unreasonably withheld or delayed or if there be a judgment for the plaintiff in any such matter, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated herein effected without its written consent if (i) such settlement is entered into more than sixty (60) days after receipt by such indemnifying party of the request for reimbursement, (ii) such indemnifying party shall have received notice of the terms of such settlement at least thirty (30) days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)                                 If the indemnification provided for in this Section 7 is unavailable or insufficient to hold harmless an indemnified party under Section 7(a) or Section 7(b),

then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid, payable or otherwise incurred by such indemnified party as a result of such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof), as incurred, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the Offering, or (ii) if the allocation provided by clause (i) of this Section 7(d) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 7(d) but also the relative fault of the Company on the one hand and the Underwriters on the other with respect to the statements, omissions, acts or failures to act which resulted in such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof) as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other with respect to the Offering shall be deemed to be in the same proportion as the total net proceeds from the Offering under this Agreement (before deducting expenses) received by the Company bear to the total underwriting discount and commission received by the Underwriters in connection with the Offering, in each case as set forth in the table on the cover page of the Prospectuses.  The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement, omission, act or failure to act; provided that the parties hereto agree that the written information furnished to the Company by or on behalf of the Underwriters for use in any Preliminary Prospectus, any Registration Statement or the Prospectus, or in any amendment or supplement thereto, consists solely of the  Underwriter’s Information as defined in Section 16.  The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 7(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss, claim, damage, expense, liability, action, investigation or proceeding referred to above in this Section 7(d) shall be deemed to include, for purposes of this Section 7(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding.  Notwithstanding the provisions of this Section 7(d), no Underwriter shall be required to contribute any amount in excess of the total discount and commission received by such Underwriter in connection with the Offering, less the amount of any damages which such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement, omission or alleged omission, act or alleged act or failure to act or alleged failure to act.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

8.                                      TERMINATION.

The obligations of the Underwriters hereunder may be terminated by the Representative, in its absolute discretion by notice given to the Company prior to delivery of and payment for the Shares and Warrants if, prior to that time, any of the events described in Sections 6(j), 6(k), or 6(l) have occurred or if the Underwriters shall decline to purchase the Shares and Warrants for any other reason permitted under this Agreement.

9.                                      REIMBURSEMENT OF  UNDERWRITERS’ EXPENSES.

Notwithstanding anything to the contrary in this Agreement, if (a) this Agreement shall have been terminated pursuant to Section 8, (b) the Company shall fail to tender the Shares and Warrants for delivery to the Underwriters for any reason not permitted under this Agreement, (c) the Underwriters shall decline to purchase the Shares and Warrants for any reason permitted under this Agreement or (d) the sale of the Shares and Warrants is not consummated because any condition to the obligations of the  Underwriters set forth herein is not satisfied or because of the refusal, inability or failure on the part of the Company to perform any agreement herein or to satisfy any condition or to comply with the provisions hereof, then, in addition to the payment of out-of-pocket expenses in accordance with Section 5 (but without duplication thereof), the Company shall reimburse the Underwriters for the fees and expenses of the  Underwriters’ counsel (up to a maximum of $75,000) and for such other accountable out-of-pocket expenses as shall have been reasonably incurred by them in connection with this Agreement and the proposed purchase of the Shares and Warrants, and upon demand the Company shall pay the full amount thereof to the Underwriters.

10.                               ABSENCE OF FIDUCIARY RELATIONSHIP.

The Company acknowledges and agrees that:

(a)                                 The Underwriters’ responsibility to the Company is solely contractual in nature, the Underwriters have been retained solely to act as underwriters in connection with the Offering and no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Underwriters have advised or are advising the Company on other matters;

(b)                                 the price of the Shares and Warrants set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Underwriters, and the Company is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)                                  it has been advised that Underwriters and each of their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriters have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d)                                 it waives, to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

11.                               SUCCESSORS; PERSONS ENTITLED TO BENEFIT OF AGREEMENT.

This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company, and their respective successors and assigns. Notwithstanding the foregoing, the determination as to whether any condition in Section 6 hereof shall have been satisfied, and the waiver of any condition in Section 6 hereof, may be made by the Representative in its sole discretion.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, other than the persons mentioned in the preceding sentences, any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person; except that the covenants, agreements and indemnities of the Company contained in Section 8 of this Agreement shall also be for the benefit of the Underwriter Indemnified Parties and the several indemnities of the Underwriters shall be for the benefit of the Company Indemnified Parties.  It is understood that each Underwriter’s responsibility to the Company is solely contractual in nature and the Underwriters do not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

12.                               SURVIVAL OF INDEMNITIES, REPRESENTATIONS, WARRANTIES, ETC.

The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and the Underwriters, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters, the Company or any person controlling any of them and shall survive delivery of and payment for the Shares.  Notwithstanding any termination of this Agreement, including without limitation any termination pursuant to Section 8, the indemnity and contribution and reimbursement agreements contained in  Sections 7 and 9 and the covenants, representations, warranties set forth in this Agreement shall not terminate and shall remain in full force and effect at all times.

13.                               NOTICES.

All statements, requests, notices and agreements hereunder shall be in writing, and:

(a)                                 if to the Representative, shall be delivered or sent by mail or facsimile transmission to Cowen and Company, LLC, Attention: Head of Equity Capital Markets,

Fax: 646-562-1249 with a copy to the General Counsel, Fax: 646-562-1124; and

(b)                                 if to the Company, shall be delivered or sent by mail, facsimile transmission or email to: Ballard Power Systems, Inc., 9000 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8,  Attention: Kerry Hillier, Director, Legal, Fax: 604-412-4716; with copies to (i) Stikeman Elliott LLP, Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8, Attention: John Anderson, Esq., Fax: 604-681-1825, and (ii) Dorsey & Whitney LLP, Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98101, Attention: Randal Jones, Esq., Fax: 206-903-8800.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof, except that any such statement, request, notice or agreement delivered or sent by email shall take effect at the time of confirmation of receipt thereof by the recipient thereof.

14.                               DEFINITION OF CERTAIN TERMS.

For purposes of this Agreement, (a) “business day” means any day on which both the NASDAQ GM and the TSX are open for trading, (b) “knowledge” means the knowledge of the directors and executive officers of the Company after reasonable inquiry and (c) “subsidiary” has the meaning set forth in Rule 405 of the Securities Act.

15.                               GOVERNING LAW, AGENT FOR SERVICE AND JURISDICTION.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation Section 5-1401 of the New York General Obligations Law.  No legal proceeding may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company and the Underwriters each hereby consent to the jurisdiction of such courts and personal service with respect thereto.  The Company and the Underwriters each hereby waive all right to trial by jury in any legal proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.  The Company agrees that a final judgment in any such legal proceeding brought in any such court shall be conclusive and binding upon the Company and the Underwriters and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

16.                               UNDERWRITERS’ INFORMATION.

The parties hereto acknowledge and agree that, for all purposes of this Agreement, the “Underwriters’ Information” consists solely of the following information in the Prospectuses: the statements concerning the Underwriters contained in the first paragraph and concerning stabilization by the Underwriters in the twelfth paragraph, in each case under the heading “Underwriting”. For purposes of Sections 3(e), 3(f), 3(g), 3(h), 7(a) and 7(d) only, the term Underwriters’ Information shall include the information under the captions “United Kingdom,”

European Economic Area” and “Switzerland” under the heading “Underwriting” on pages S-8 and S-9 of the prospectus supplement.

17.          PARTIAL UNENFORCEABILITY.

The invalidity or unenforceability of any section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph, clause or provision hereof.  If any section, paragraph, clause or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

18.          GENERAL.

This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another.  The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement.  This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and the Underwriters.

19.          RESEARCH ANALYST INDEPENDENCE.

The Company acknowledges that each Underwriter’s research analysts and research departments are required to be independent from its investment banking division and are subject to certain regulations and internal policies, and that such Underwriter’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of their investment banking division.  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against either the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by its independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by any such Underwriter’s investment banking division.  The Company acknowledges that each Underwriter is a full service securities firm and as such from time to time, subject to applicable securities laws, rules and regulations, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company; provided, however, that nothing in this Section 19 shall relieve any Underwriter of any responsibility or liability it may otherwise bear in connection with activities in violation of applicable securities laws, rules or regulations.

20.          EFFECTIVENESS.

This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

21.          COUNTERPARTS.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and such signatures may be delivered by facsimile.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of the agreement between the Company and the Underwriters, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,

BALLARD POWER SYSTEMS INC.

By:	/s/John Sheridan
Name: John Sheridan
Title: President and Chief Executive Officer

Confirmed as of the date first

above mentioned:

COWEN AND COMPANY, LLC

Acting on its own behalf

and as Representative of the several

Underwriters referred to in the

foregoing Agreement.

By: COWEN AND COMPANY, LLC

By:	/s/ Eric Helenek
Name: Eric Helenek
Title: Managing Director

[Underwriting Agreement – Signature Page]

SCHEDULE A

UNDERWRITER	NUMBER OF FIRM UNITS TO BE PURCHASED
COWEN AND COMPANY, LLC	8,100,000
LAKE STREET CAPITAL MARKETS, LLC	900,000

SCHEDULE B

General Use Free Writing Prospectuses

None

SCHEDULE C

List of Directors and Executive Officers subject to Section 4(K)

Directors

John W. Sheridan

Ian A. Bourne

Ed Kilroy

David B. Sutcliffe

Ian Sutcliffe

Douglas P. Hayhurst

Carol M. Stephenson

Executive Officers

John Sheridan
Tony Guglielmin

Christopher Guzy

Paul Cass

EXHIBIT A

Form of Warrant

EXHIBIT B-1

Form of Lock-Up Agreement for Executive Officers

October [ ], 2013

COWEN AND COMPANY, LLC

As Representative of the several Underwriters

c/o Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Re:                                         Ballard Power Systems Inc. Offering of Common Shares

Dear Sirs:

In order to induce Cowen and Company, LLC (“Cowen” or the “Representative”) to enter into on behalf of itself and on behalf of the other underwriters named therein, that certain underwriting agreement with Ballard Power Systems, Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), with respect to the public offering (the “Offering”) of Common Shares, no par value per share (“Common Shares”), and warrants exercisable for Common Shares, the undersigned hereby agrees that for a period of ninety (90) days following the date of the final prospectus supplement filed by the Company with the Securities and Exchange Commission in connection with  the Offering (the “Lock-up Period”), the undersigned will not, without the prior written consent of the Representative, which consent will not be unreasonably withheld or delayed, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including, without limitation, Common Shares or any such securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares or securities, the “Beneficially Owned Shares”)), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iii) engage in any short selling of any Beneficially Owned Shares, Common Shares or securities convertible into or exercisable or exchangeable for Common Shares.

If (i) the Company issues an earnings release or the disclosure of material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-up Period, or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-up Period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the disclosure of the material news or the occurrence of the material event.

Anything contained herein to the contrary notwithstanding, any person to whom Common Shares, securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares are transferred from the undersigned shall be bound by the terms of this Agreement.

[The remainder of this page intentionally left blank]

In addition, the undersigned hereby waives, from the date hereof until the expiration of the Lock-up Period, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares that are registered in the name of the undersigned or that are Beneficially Owned Shares.  In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to stop transfer orders with the transfer agent of the Common Shares with respect to any Common Shares, securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares.

Name:

EXHIBIT B-2

Form of Lock-Up Agreement for Directors

October [ ], 2013

COWEN AND COMPANY, LLC

As Representative of the several Underwriters

c/o Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Re:                                         Ballard Power Systems Inc. Offering of Common Shares

Dear Sirs:

In order to induce Cowen and Company, LLC (“Cowen” or the “Representative”) to enter into on behalf of itself and on behalf of the other underwriters named therein, that certain underwriting agreement with Ballard Power Systems, Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), with respect to the public offering (the “Offering”) of Common Shares, no par value per share (“Common Shares”), and warrants exercisable for Common Shares, the undersigned hereby agrees that for a period of thirty (30) days following the date of the final prospectus supplement filed by the Company with the Securities and Exchange Commission in connection with  the Offering (the “Lock-up Period”), the undersigned will not, without the prior written consent of the Representative, which consent will not be unreasonably withheld or delayed, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including, without limitation, Common Shares or any such securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares or securities, the “Beneficially Owned Shares”)), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iii) engage in any short selling of any Beneficially Owned Shares, Common Shares or securities convertible into or exercisable or exchangeable for Common Shares.

If (i) the Company issues an earnings release or the disclosure of material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-up Period, or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-up Period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the disclosure of the material news or the occurrence of the material event.

Anything contained herein to the contrary notwithstanding, any person to whom Common Shares, securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares are transferred from the undersigned shall be bound by the terms of this Agreement.

[The remainder of this page intentionally left blank]

In addition, the undersigned hereby waives, from the date hereof until the expiration of the Lock-up Period, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares that are registered in the name of the undersigned or that are Beneficially Owned Shares.  In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to stop transfer orders with the transfer agent of the Common Shares with respect to any Common Shares, securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares.

Name: